State of Delaware
Secretary of State
Division of Corporations
Delivered 07:33 PM 09/06/2023
FILED 07:33 PM 09/06/2023
SR 20233433156 - File Number 7662046

CERTIFICATE OF FORMATION

OF

FAN TO OWNER LLC

This Certificate of Formation, dated as of the 6th day of September, 2023, is being duly executed and filed by the undersigned to form a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the "**Act**").

FIRST: The name of the limited liability company (the "**Company**") formed hereby is:

FAN TO OWNER LLC

SECOND: The registered office of the Corporation in the State of Delaware is located at 651 N. Broad ST., Suite 201, Middletown DE 19709. The name of its registered agent at such address is Legalinc Corporate Services Inc..

THIRD: Notice is hereby given pursuant to Section 18-215(b) of the Delaware Limited Liability Company Act, 6 Del. C. ss. 18-101 et seq., the debts, liabilities, obligations and expenses incurred by, contracted for or otherwise existing with respect to a particular series of the Company, whether such series is now authorized and existing pursuant to the Limited Liability Company Agreement of the Company or is hereafter authorized and existing pursuant to the Limited Liability Company Agreement, shall be enforceable against the assets associated with that series thereof, and none of the debts, liabilities, obligations and expenses incurred contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

DocuSigned by:
Wolfgang W. Muller
F46CC8E4C56C4EE...

Wolfgang Muller, Authorized Person